Exhibit 99.1

MEDIA RELEASE

Besra announces Q3 FY2014 results; revises 2014 production forecast

Toronto, Canada: 16 May 2014 - Besra (TSX:BEZ) (ASX:BEZ) (Frankfurt:OP6) today announced its Q3 FY2014 results with 3,943 oz of gold produced with a cash cost per oz of US$1,452 and all-in sustaining costs of US$2,085 per oz. Costs were higher than budget and production was significantly below budget. As a result the company is revising its production guidance for FY2014 to 31-34,000 oz. The company is expecting production in FY2015 to resume to 2013 levels or better.

	Q3 2014	Q3 2013
Ore milled (tonnes)	43,430	151,390
Average mill feed grade (g/t)	3.11	3.05
Recovery (%)	91%	92%
Gold production (oz)	3,943	13,589
Average realized gold price (US$/oz)	1,209	1,624
Operating cash cost (US$/oz produced)	1,452	961
All-in sustaining cost (US$/oz)	2,085	1,453

The Company has continued to reduce cost of sales with a decrease to $5.6 million in the quarter, compared to $10.7 million in the comparative period the previous year.  However on a per ounce basis there was a 59% increase largely due to significantly the lower denominator of ounces sold.  An increase in gold inventory and cost of settling the gold loan also contributed to the higher unit cost.

During the quarter there was no production from the Bong Mieu mine in central Vietnam, which was suspended in November 2013 due to the impacts of several typhoons.  Dewatering of the mine is advanced and mining operations are expected to recommence this month.  The quarter also included the Tet (Vietnamese New Year) holiday period that accounted for 2 weeks of non-production.

The Company received notice of the repeal of a $12 million export tax assessment, which had been a root cause of much of the hardship of the last 12 months.  Recovery from the ramifications of the assessment will continue to take some months.

Importantly, Besra representatives are in advanced negotiations on a range of capital raising options, both for easing the current liquidity issues and also the funding of our Bau project in Malaysia. Bau continues to be the shining light at the end of the tunnel, and the Company is very hopeful of making an announcement soon on the commencement of development there, once project financing is complete.

A copy of the report may be downloaded from www.besra.com

… ends …

MEDIA RELEASE

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com
Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project during 2016.

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For Further Information

James W Hamilton Investor Relations T: +1 (416) 572 2525 TF: 1 888 902 5522 (North America) E: ir@besra.com	Steve Wilson Corporate Communications T: +64 9 9121765 M: +64 21675660 TF: 800 308 602 (Australia) E: steve.wilson@besra.com